Filed Pursuant to Rule 424(b)(3)

Registration No. 333-230465

INPOINT COMMERCIAL REAL ESTATE INCOME, INC.

SUPPLEMENT NO. 7 DATED OCTOBER 14, 2022 TO THE

PROSPECTUS DATED APRIL 11, 2022

This prospectus supplement no. 7 (this “Supplement”) is part of and should be read in conjunction with the base prospectus of InPoint Commercial Real Estate Income, Inc. dated April 11, 2022, prospectus supplement no. 1 dated April 15, 2022, prospectus supplement no. 2 dated May 16, 2022, prospectus supplement no. 3 dated June 15, 2022, prospectus supplement no. 4 dated July 15, 2022, prospectus supplement no. 5 dated August 15, 2022 and prospectus supplement no. 6 dated September 15, 2022 (collectively the “prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the prospectus.

The purposes of this Supplement are as follows:

•
to disclose the transaction price as of November 1, 2022, the first business day of the month, for each class of our common stock being offered and sold in this offering;
•
to disclose our NAV per share as of September 30, 2022;
•
to disclose an amendment to the Dealer Manager Agreement; and
•
to update certain disclosures in the prospectus.

Transaction Prices

The transaction price for each share class of our common stock for subscriptions to be accepted as of November 1, 2022, the first business day of the month, and for distribution reinvestments is as follows:

Transaction Price (per share)
Class A	$19.5396
Class T	$19.5845
Class S	$19.4976
Class D	$19.5295
Class I	$19.5351

As of September 30, 2022, we had not sold any Class S shares. The November 1, 2022 transaction price for our Class S shares is based on our aggregate NAV for all share classes as of September 30, 2022. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. A detailed calculation of the NAV per share is set forth below. No transactions or events have occurred since September 30, 2022 that would have a material impact on our NAV per share.

September 30, 2022 NAV per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.inland-investments.com/inpoint. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the prospectus, as supplemented, for how our NAV is determined. The Advisor is ultimately responsible for determining our NAV. The valuation of our commercial real estate loan portfolio is reviewed by our independent valuation advisor. We have included a breakdown of the components of total net asset value attributable to common stock and NAV per share for September 30, 2022.

Our total net asset value attributable to common stock presented in the following table includes the NAV of our Class A, Class T, Class S, Class D, and Class I common stock being sold in this offering, as well as our Class P common stock, which is not being sold in this offering. As of September 30, 2022, we had not sold any Class S shares. The following table provides a breakdown of the major components of our total net asset value attributable to common stock as of September 30, 2022 ($ and shares in thousands, except per share data):

Components of NAV	September 30, 2022
Commercial mortgage loans	$817,094
Real estate owned, net	17,100
Cash and cash equivalents and restricted cash	47,067
Other assets	8,496
Repurchase agreements - commercial mortgage loans	(489,757)
Loan participations sold	(96,950)
Reserve for negative impact of COVID on real estate owned (1)	(796)
Due to related parties	(2,504)
Distributions payable	(1,081)
Interest payable	(1,065)
Accrued stockholder servicing fees (2)	(147)
Other liabilities	(7,295)
Preferred stock	(87,017)
Net asset value attributable to common stock	$203,145
Number of outstanding shares	10,419
Aggregate NAV per share	$19.4976
(1)
As of December 31, 2020, we established as a component of the NAV calculation a $2,250 reserve for the estimated negative impact of COVID-19 during 2021 on real estate owned (“REO”). We increased this reserve by an additional $1,000 as of December 31, 2021, for losses expected to be incurred during 2022. The estimated total loss for 2022 assumed that the REO would generate net income in certain months in 2022, and REO generated net income of $184 in September 2022. Net income generated by the REO in September 2022 has not been added to the reserve balance because management believes the current reserve balance is sufficient to cover expected future losses on REO for the remainder of 2022.
(2)
Stockholder servicing fees only apply to Class T, Class S, and Class D shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class T, Class S, and Class D shares. As of September 30, 2022, we have accrued under GAAP $735 of stockholder servicing fees payable to the Dealer Manager related to the Class T and Class D shares sold. As of September 30, 2022, we have not sold any Class S shares and, therefore, we have not accrued any stockholder servicing fees payable to the Dealer Manager related to Class S shares. The Dealer Manager does not retain any of these fees, all of which are retained by, or reallowed (paid) to, participating broker-dealers and servicing broker-dealers for ongoing stockholder services performed by such broker-dealers.

The following table provides a breakdown of our total net asset value attributable to common stock and NAV per share by share class as of September 30, 2022 ($ and shares in thousands, except per share data):

NAV Per Share	Class P	Class A	Class T	Class S	Class D	Class I	Total
Net asset value attributable to common stock	$172,593	$13,742	$7,998	$—	$928	$7,872	$203,145
Number of outstanding shares	8,857	703	408	—	48	403	10,419
NAV per share as of September 30, 2022	$19.4874	$19.5396	$19.5845	$—	$19.5295	$19.5351	$19.4976

Amendment to the Dealer Manager Agreement

On September 29, 2022, we and the Dealer Manager amended the Dealer Manager Agreement to change the term "advisor stockholder servicing fee" to "representative stockholder servicing fee." In connection therewith, all references to the term "advisor stockholder servicing fee" in the prospectus are hereby replaced with the term "representative stockholder servicing fee."

Prospectus Updates

The following disclosure is added to the “Prospectus Summary – Q: What are the materials terms of the Series A Preferred Stock?” section of the prospectus:

“Voting Rights: Holders of Series A Preferred Stock generally will have no voting rights. However, if we do not pay dividends on the Series A Preferred Stock for six quarterly periods, whether or not consecutive, the holders of shares of Series A Preferred Stock, voting together as a single class with the holders of shares of our Parity Stock (as defined below) having similar voting rights, will be entitled to vote for the election of two additional directors to serve on our board of directors until we pay all dividends which we owe on the Series A Preferred Stock.

So long as any shares of Series A Preferred Stock remain outstanding, we will not, without the affirmative vote of at least two-thirds of the votes entitled to be cast collectively by the holders of the then-outstanding shares of Series A Preferred Stock and all other classes or series of our Parity Stock upon which like voting rights have been conferred and are exercisable, voting together as a single class, authorize or create, or increase the number of authorized or issued shares of, any class or series of our capital stock expressly designated as ranking senior to the Series A Preferred Stock (collectively, “Senior Stock”) as to dividend rights and rights upon liquidation, dissolution or winding up or reclassify any authorized shares of our capital stock into any such shares, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such shares.”

The following risk factors are added to the “Risk Factors – Risks Related to Our Operations” section of the prospectus:

Your ability to elect directors may be affected by whether dividends on the Series A Preferred Stock are in arrears.

Holders of Series A Preferred Stock generally have no voting rights. However, whenever dividends on the Series A Preferred Stock are in arrears for six quarterly periods, whether or not consecutive, the number of directors then constituting our board of directors will be automatically increased by two and holders of Series A Preferred Stock, voting together as a single class with the holders of any other class or series of our Parity Stock upon which like voting rights have been conferred and are exercisable, will be entitled to vote for the election of two additional directors to serve on our board of directors. This feature of the Series A Preferred Stock may affect your ability to elect directors, and your inability to exert control over the election of directors increases the uncertainty and risks you face.

Your interest in us may be diluted due to the Change in Control Conversion Rights of Series A Preferred Stock holders.

Beginning on the first anniversary of the first date on which any shares of Series A Preferred Stock are issued, upon the occurrence of a Change in Control, each holder of shares of Series A Preferred Stock will have the right to convert some or all of the Series A Preferred Stock held by such holder on the Change of Control Conversion Date into a number of our shares of Class I common stock per share of Series A Preferred Stock to be converted, except to the extent that we have elected to exercise our optional redemption right or our special optional redemption right by providing a notice of redemption prior to the Change of Control Conversion Date. Upon such conversion, the holders of Series A Preferred Stock will be limited to a maximum number of shares of our Class I common stock equal to the lesser of (a) the quotient obtained by dividing (i) the sum of the $25.00 liquidation preference plus the amount of any accrued and unpaid dividends (whether or not declared) to, but not including, the Change of Control Conversion Date (unless the Change of Control Conversion Date is after a record date for a share of Series A Preferred Stock dividend payment and prior to the corresponding Series A Preferred Stock dividend payment date, in which case no additional amount for such accrued and unpaid dividend will be included in this sum) by (ii) the Common Stock Price; or (b) the Share Cap, subject to certain adjustments as described below. The aggregate number of shares of our Class I common stock (or equivalent Alternative Conversion Consideration, as applicable) issuable in connection with the exercise of the Change of Control Conversion Right shall not exceed 8,632,750 shares of our Class I (or equivalent Alternative Conversion Consideration, as applicable) common stock or 9,927,662 shares of our Class I common stock if the underwriters’ over-allotment option is exercised in full, subject to increase on a pro rate basis if we issue additional shares of Series A Preferred Stock. The exercise of this right by the holders of Series A Preferred Stock would dilute your ownership interest in our portfolio of assets upon the occurrence of a Change in Control.

The following disclosure is added to the “Management” section of the prospectus:

Determinations by Our Board of Directors

Our charter contains a provision that clarifies the authority of our board of directors to manage our business and affairs. This provision enumerates certain matters and states that the determination as to any such enumerated matters made by or pursuant to the direction of our board of directors (consistent with our charter) is final and conclusive and binding upon us and our stockholders. This provision does not alter the duties our board of directors owes to us or our stockholders pursuant to our charter and under Maryland law. Further, it would not restrict the ability of a stockholder to challenge an action by our board of directors which was taken in a manner that is inconsistent with our charter or the directors’ duties under Maryland law or which did not comply with the requirements of the provision.